February 13, 2014

VIA EDGAR

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NW
Washington, D.C.  20549

Re:	Paramount Gold and Silver Corp.
Form 10-K for the Fiscal Year Ended June 30, 2013
Filed September 9, 2013
Response dated February 14, 2014
File No. 001-33630

Dear Ms. Jenkins:

On behalf of Paramount Gold and Silver Corp. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to the Company dated March 4, 2014.

Set forth below are the Comments and the Company’s responses thereto.  All references to page numbers and captions correspond to the page numbers and captions in the Company’s Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2013 (the “Annual Report”) and the Company’s Second Quarter Report filed on Form 10-Q for the Fiscal Quarter Ended December 31, 2013 (“Second Quarter Report” and together, the “Reports”), as applicable. Capitalized terms used but not defined below shall have the meanings given to them in the applicable Report.

Form 10-K for the Fiscal Year Ended June 30, 2013

Item 11. Executive Compensation, page 40

1.	Please expand your response to prior comment 4 to address the 2013 option awards. We note your disclosure on page 16 of the proxy statement that you have not established quantifiable criteria with respect to the level of grants. Please explain clearly how the grants were determined in the absence of such criteria. Also, reconcile the COO bonus of $125,000 mentioned in your response and the fair value of the option awards to the CFO and COO listed in the table response to comment 4 with the amounts in the summary compensation table on page 18 of the proxy statement.

Response:
The level of grants were determined by the Company’s compensation committee.  The compensation committee based the level of grants for each named executive based on achieving Company specific goals in the prior calendar year. The committee also reviewed the level of grants against those typically granted by the Company’s industry peers to insure they are competitive and comparable.

The COO bonus of $175,000 as reported on page 18 of the proxy statement is comprised of the $125,000 mentioned in the Company’s response and $50,000 that was awarded in 2011, paid in September 2012 and disclosed in the Company proxy statement for fiscal year ended June 30, 2012 filed on October 25, 2012.

The fair value of the option awards to the CFO and COO listed in the summary compensation table on page 18 of the proxy statement includes the following:

CFO	$58,812	Fair Value of awards granted during year ended June 30, 2013 (listed in table in response to comment 4)
	$75,584	Fair Value of awards granted in prior years. FV was amortized to reflect vesting conditions attached to option awards.
	$134,396	Total reported on page 18 of proxy statement

COO	$58,812	Fair Value of awards granted during year ended June 30, 2013 (listed in table in response to comment 4)
	$116,597	Fair Value of awards granted in prior years. FV was amortized to reflect vesting conditions attached to option awards.
	$175,409	Total reported on page 18 of proxy statement

Notes to Consolidated Financial Statements, page F-7
Note 8. Mineral Properties
Reese River, page F-17

2.
We have reviewed your response to our prior comment 8 noting the $2,940,000 adjustment was the result of a change in your valuation technique due to the steep decline in the stock price and the Rule 144 restriction of Valor Gold common stock.  Please provide us with a detailed discussion of the factors you considered on November 1, 2012 in determining that the Rule 144 restriction had no impact on the value of the common stock and the factors that you considered to determine that the Rule 144 restriction now had an effect on the valuation of the common stock on June 30, 2013.

Response:	In determining that the effect of the Rule 144 restriction was insignificant on the value of the common stock on November 1, 2012, the Company considered numerous factors in valuing the restriction, which included the following:

•	Valor Gold’s strategy and business plan as described by its management and the Company’s assumption that that plan would be executed successfully
•	Trading volatility of Valor Gold’s common stock from July 2012 to October 2012. The share price increased from a low of $0.60 per share in July 2012 to a high of $1.40 in October 2012.
•	The Company’s expectation that the restrictions from sale would be removed expediently without issue

The Company applied a lower weighting to the effect of the restriction on value and a higher weighting to the value expected to be received on sale in the open market after removal of the restriction, which was expected to occur in a short time frame based on management’s understanding of the underlying business plan.

Additionally, a lower weighting was applied to the calculated value for the restriction as the 40% implied discount (as calculated using a European Put Black-Scholes model) was not reflective of typical discounts in private placement financings for gold exploration stage companies at the date of the transaction.

On June 30, 2013, the Company reassessed its original application of valuation and determined that an adjustment to the fair value to reflect the Rule 144 restriction from sale was warranted.   The Company applied the 40% discount calculated using a European Put Black-Scholes model.  The main factor that influenced the company’s change in estimate was receipt of information from Valor Gold’s legal counsel in June 2013 that the Rule 144 restriction would not be removed as quickly as originally expected.
Additional factors incorporated into the determination of the value of the rule 144 restriction included were as follows:

•	The steep decline in the price from November 1, 2012 to June 30, 2013 or from $1.24 per share to $0.19 per share. The volume weighted average price per share during this period was $0.65 per share.
•	Valor Gold announced in April 2013 that it would review its current business plan given the significant downturn in the gold market and possibly divest its current business and explore new business sectors.
•	The general market for private placement financings for early stage exploration companies was virtually non-existent and any financings were done at deep discounts to quoted market prices.
•	Pershing Gold, a 10% holder of Valor Gold, reported in May 2013 that it had sold its entire holdings of 25 million shares in private transactions. Pershing sold 3,000,000 shares for net proceeds of $300,000 or 10 cents a share in Q1 and sold 22,000,000 shares for net proceeds of $1,200,000 or 5.45 cents a share in Q2. The average price of $0.06 per share was a steep discount to volume weighted average price of $0.35 per share over that same time period.

3.	We have reviewed your response to our prior comment 9 noting the $2,940,000 adjustment in the fourth quarter was the result of a change in your valuation technique and therefore a change in accounting estimate under the guidance of FASB ASC 820-10-35-26. It appears from your disclosure on F-24 and in the December 31, 2013 10-Q filed on February 4, 2014, that you have recorded this adjustment on a retrospective basis. Please note that under the guidance of FASB ASC 250-10-45-17, a change in estimate is recorded in the period of change or future periods. Please provide us detailed discussion to support your application of this adjustment on a retrospective basis.

Response:	The Company’s intention through its disclosure on F-24 and in the December 31, 2013 10Q-Q filed on February 4, 2014 was to provide better information to the reader with respect to the adjustment made in the fourth quarter to the change in accounting estimate. It was not intended to reflect an adjustment on a retrospective basis.

General

4.	We note that counsel provided the acknowledgements (i.e. Tandy representations) required in our prior letter. Please note that the Tandy representations must come directly from the company. Please provide these representations from the company with your next response.
Response: The Tandy representations are included below.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (775) 625-3600 with any questions or for any further information.  Thank you for your assistance.

Very truly yours,
/s/ Carlo Buffone
Carlo Buffone